Alliance California Municipal Income Fund NSAR
April 30, 2009

811-10575

Question 77C Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of Alliance California
Municipal Income Fund, Inc. (the Fund) was held on March
31, 2009. A description of the proposal and number of shares voted at the Meeting are as follows:


To elect four Directors for a term of two or three years and until his successor is duly elected and qualifies.

						  Voted For	Authority Withheld

Class Two (term expires 2011)
Robert M. Keith		7,336,127	313,805

Class Three (term expires 2012)

Garry L. Moody		7,358,811	291,121
Marshall C. Turner	7,353,027	296,905
Earl D. Weiner		7,313,855	336,077

ablegal -  1578613 v1